November 6, 2017

BY EDGAR AND COURIER

Mr. Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Colony NorthStar Credit Real Estate, Inc.
Draft Registration Statement on Form S-4
Submitted September 29, 2017
CIK No. 0001717547

Dear Mr. Kluck:

This letter is submitted on behalf of Colony NorthStar Credit Real Estate, Inc., a Maryland corporation (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated October 26, 2017 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 submitted confidentially to the Commission on September 29, 2017 (the “Registration Statement”). The Company is concurrently submitting confidentially, as an emerging growth company pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Registration Statement. Page numbers in the responses refer to Amendment No. 1. Terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company’s Response:

The Company respectfully advises the Staff that no written materials have been provided by the Company, or anyone authorized to do so on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are provided to potential investors, the Company will supplementally provide copies of such materials to the Staff.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Company’s Response:

The Company respectfully advises the Staff that it does not currently intend to include any additional graphic and pictorial representations in the prospectus other than those that are presently included in Amendment No. 1. If, following the date of this response letter, the Company decides to include additional graphic and pictorial representations, the Company confirms that it will provide to the Staff any graphics, maps, photographs, and related captions and other artwork including logos that it intends to use in the prospectus. The Company will not include any such items in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.	Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

Company’s Response:

The presentation materials prepared by Credit Suisse in connection with its opinion, dated August 25, 2017, to the NorthStar I special committee as summarized under the caption “Opinion of the NorthStar I Special Committee’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Credit Suisse on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, counsel for Credit Suisse has requested that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be a part of the Registration Statement, including any amendments thereto. By separate letter, counsel for Credit Suisse also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The presentation materials prepared by Moelis in connection with its opinion, dated August 25, 2017, to the NorthStar II special committee as summarized under the caption “Opinion of the NorthStar II Special Committee’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Moelis on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, counsel for Moelis has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Moelis also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

4.	You state that cash will be issued in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address with respect to NorthStar I and NorthStar II, respectively: (i) the number of security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests.

Company’s Response:

In response to the Staff’s comment, set forth below is the information requested by the Staff with respect to the payment of cash in lieu of fractional shares that would otherwise be issued to holders of NorthStar I and NorthStar II common stock in the mergers:

(i)	Based on information provided by the transfer agents for NorthStar I and NorthStar II, there were approximately 23,549 record holders of NorthStar I common stock as of March 10, 2017, and 23,467 record holders of NorthStar II common stock as of March 10, 2017. The Company does not believe that the number of record holders of NorthStar I common stock or NorthStar II common stock has changed materially since March 10, 2017. The Company expects that substantially all of the record holders for each company will receive cash payments for fractional shares.

(ii)	The Company estimates the aggregate amount of cash that will be paid in lieu of fractional shares as follows:

(a) NorthStar I: As of November 1, 2017, there were 119,333,203.167 shares of NorthStar I common stock (including shares of restricted common stock) outstanding. Based on the applicable exchange ratios, in the NorthStar I merger holders of NorthStar I common stock and restricted common stock will be entitled to receive a total of approximately 4,212,462 shares of Class B-1 Common Stock, 18,962,046 shares of Class B-2 Common Stock, and 18,973,979 shares of Class B-3 Common Stock, before any cash settlement of fractional shares. Assuming that, on average, each of the 23,549 holders of NorthStar I common stock will be entitled to receive 0.50 shares of each of the three classes of common stock of the Company in the NorthStar I merger, the total number of fractional shares for which the Company would be required to make a cash payment would be approximately 35,324 shares. Based on the $3,347.2 million aggregate contribution value at signing for all assets to be acquired by the Company in the Combination, as set forth in Amendment No. 1, and the 129,979,985 aggregate number of shares of Company common stock of all classes and OP Units expected to be issued in the Combination, the contribution value per share of Company common stock currently is $25.75. Using this contribution value as an estimate of the post-closing value per share of Company common stock for purposes of the payments to be made for fractional shares, the estimated aggregate amount that would be paid to holders of NorthStar I common stock in exchange for fractional shares would be approximately $910,000. This represents 0.084% of the estimated aggregate value of the merger consideration to be received by holders of NorthStar I common stock in the NorthStar I merger.

(b) NorthStar II: As of November 1, 2017, there were 114,942,838.318 shares of NorthStar II common stock (including shares of restricted common stock) outstanding. Based on the applicable exchange ratios, in the NorthStar II merger holders of NorthStar II common stock and restricted common stock will be entitled to receive a total of approximately 4,034,494 shares of Class B-1 Common Stock, 18,160,968 shares of Class B-2 Common Stock, and 18,160,968 shares of Class B-3 Common Stock, before any cash settlement of fractional shares. Assuming that, on average, each of the 23,467 holders of NorthStar II common stock will be entitled to receive 0.50 shares of each of the three classes of common stock of the Company in the NorthStar II merger, the total number of fractional shares for which the Company would be required to make a cash payment would be approximately 35,201 shares. Using the $25.75 contribution value per share as an estimate of the post-closing value per share of Company common stock, the estimated aggregate amount that would be paid to holders of NorthStar II common stock in exchange for fractional shares would be approximately $906,000. This represents 0.087% of the estimated aggregate value of the merger consideration to be received by holders of NorthStar II common stock in the NorthStar II merger.

In order to avoid being cashed out of the Company, a record holder would need to own at least seven shares of NorthStar I common stock or NorthStar II common stock, as applicable. The Company believes that all of the record holders hold at least seven shares of NorthStar I common stock or NorthStar II common stock, as the case may be. Therefore, the Company does not believe any record holders of NorthStar I common stock or NorthStar II common stock will be effectively cashed out after giving effect to the cash settlement of fractional shares as described above. Based on the exchange ratios of 0.1589 shares of Class B-2 Common Stock and 0.159 shares of Class B-3 Common Stock for each share of NorthStar I common stock, and 0.158 shares of Class B-2 Common Stock and 0.158 shares of Class B-3 Common Stock for each share of NorthStar II common stock, each record holder of NorthStar I common stock or NorthStar II common stock will receive at least one share of Class B-2 Common Stock and one share of Class B-3 Common Stock in the Combination (but may not receive any shares of Class B-1 Common Stock given that the exchange ratio is higher).

Based on the foregoing information, and for the reasons set forth below, the Company respectfully submits that the NorthStar I merger and the NorthStar II merger are within the intended scope of Rule 13e-3(g)(2) and therefore are exempt from the application of Rule 13e-3.

As indicated by the information above, the cash that would be paid to dispose of fractional shares represents a de minimis portion (in each case less than 0.09%) of the total consideration to be received by holders of NorthStar I common stock and NorthStar II common stock in the Combination. The mechanics for giving effect to the cash disposition of fractional shares are designed to ensure that all holders will receive a cash amount equivalent to the value of the fractional shares they would otherwise be due by operation of the Combination. Except for the payment of a de minimis amount of cash to dispose of fractional shares, all of the consideration will consist of shares of Class B-1, Class B-2, and Class B-3 Common Stock of the Company, which are equity securities that satisfy the applicable conditions in Rule 13e-3(g)(2)(i)-(iii), the equity securities will be (i) common stock and (ii) registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the shares of NorthStar I common stock and NorthStar II common stock are not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system, the Class B-1, Class B-2, and Class B-3 Common Stock of the Company to be received in the Combination is not required to be similarly listed or authorized to be quoted. The Company notes that the combination agreement requires that, as a condition to closing, the shares of Class A Common Stock of the Company, into which all shares of Class B-1, Class B-2, and Class B-3 Common Stock automatically convert after the passage of specified periods of time, must be listed on a national securities exchange and, therefore, the holders of NorthStar I common stock and NorthStar II common stock will receive enhanced equity interests in the Combination.

As the Staff has explained, the “basis of the subparagraph (g)(2) exception is that where ‘security holders are offered only an equity security which is either common stock or has essentially the same attributes as the security which is the subject of the Rule 13e-3 transaction . . . all holders of [the affected] class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.” Question and Answer 9, Release No. 34-17719 (April 13, 1981) quoting Release No. 34-16075 (August 2, 1979). The Company respectfully submits that in the context of the Combination, the payment of a de minimis amount of cash to dispose of fractional shares does not contravene the basis of the Rule 13e-3(g)(2) exception. Unlike the “going private” transactions generally captured by Rule 13e-3, except for minor adjustments for fractional shares, every holder of NorthStar I common stock and NorthStar II common stock will maintain an equivalent or enhanced equity interest (as holders of shares of Company common stock that will convert into publicly traded Class A Common Stock) and will continue to enjoy the benefits of public ownership and the protections of the Exchange Act. The cash disposition of fractional interests in connection with the Combination is not driven by any value decision, but rather is a customary mechanical procedure utilized in stock-for-stock mergers to mitigate unnecessary administrative burdens on the corporate share register while permitting stockholders to maintain the equivalent or enhanced equity interest provided for in the Combination.

In determining the intended scope of the Rule 13e-3(g)(2) exception, the Staff has not insisted on strict literal compliance with the Rule in all cases, but instead has focused on whether a transaction is comprehended within the purposes of Rule 13e-3. For example, while the Rule 13e-3(g)(2) exception provides that security holders may be offered “only an equity security,” Question and Answer 11, Release No. 34-17719 (April 13, 1981) provides that the exception is available if security holders are offered the opportunity to elect either cash or stock consideration, if (1) the cash, when first offered, is substantially equivalent to the value of the security offered, and (2) both options are offered to security holders. Given that the Staff has extended the Rule 13e-3(g)(2) exception to cash/stock elections because they satisfy the exception’s purpose of ensuring that security holders are permitted to maintain an equivalent or enhanced equity interest, the Company respectfully submits that the Combination, which meets those same principles, also falls within the intended scope of the Rule 13e-3(g)(2) exception. The cash disposition of fractional shares in the context of the Combination does not involve the potential for abuse or overreaching associated with the “going private” transactions generally captured by Rule 13e-3.

As part of its analysis, the Company has also considered that the Staff has previously granted “no-action” relief for reliance on Rule 13e-3(g)(2) on facts involving the payment of cash in lieu of fractional shares to target security holders. In each of the following no-action letters, the incoming request referenced the payment of cash in lieu of fractional shares to target security holders. See, e.g., Canadian Pacific Limited (June 26, 1996); Standard Shares, Incorporated (April 28, 1989); and Swanton Corporation (November 26, 1984). While the discussion relating to the availability of the exception did not focus on the presence of this cash payment, the Staff in each instance granted “no-action” relief from Rule 13e-3 on the basis of the Rule 13e-3(g)(2) exception.

The Company has also considered that the Staff has not required the filing of a Schedule 13E-3 in a number of recent transactions where cash was paid in lieu of fractional interests notwithstanding that the Staff, in reviewing the related Registration Statements on Form S-4, made a similar comment regarding the exception in Rule 13e-3(g)(2) and requested analysis regarding the applicability of Rule 13e-3 to the transaction at hand. See, e.g., Correspondence from Forest City Realty Trust, Inc., Response 1 (filed April 14, 2017); and Correspondence from Moody National REIT II, Inc., Response 1 (filed February 2, 2017).

5.	We note your disclosure on page 276 that the company may pursue an initial public offering within six months of stockholders’ approval of the business combination or pursue a listing on a national securities exchange. In the summary and risk factors sections, please discuss in greater detail the IPO and listing including, as applicable, any price sensitivity that an IPO or listing could have on current shareholders if such IPO price or trading price was at a material discount to book value.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 28, 36, 57 and 77 of Amendment No. 1.

6.	We note your proposals asking for NorthStar I stockholders to vote on the merger and the charter amendment regarding the distribution of beneficial interests in a liquidating trust. Please provide your analysis as to how the distribution of the interests in the liquidating trust will be in compliance with Section 5 of the Securities Act.

Company’s Response:

In response to the Staff’s comment, the Company respectfully submits that the proposed distribution of beneficial interests in the liquidating trust (the “liquidating trust units”) does not implicate any Section 5 requirements. As described in Amendment No. 1, NorthStar I intends to distribute the liquidating trust units to its stockholders by means of a special dividend.

The term “sale” is defined in Section 2(a)(3) of the Securities Act as a disposition for “value.” The Company does not believe that the pro rata distribution of the liquidating trust units by NorthStar I to its stockholders would constitute a disposition of securities for “value.” NorthStar I’s stockholders will merely receive in the distribution the same indirect percentage ownership interest in an asset—i.e., the NorthStar I excluded asset—as they already indirectly own as stockholders of NorthStar I, unless NorthStar I otherwise disposes of this asset prior to closing of the Combination. NorthStar I will not receive any “value” from its stockholders in exchange for the distribution.

In analogous circumstances, the Staff has recognized that a stock dividend or liquidating distribution does not constitute a “sale” under Section 2(a)(3), and thus Section 5 is not implicated by such a distribution. See, e.g., Compliance and Disclosure Interpretations, Securities Act Sections, Securities Act Section 2(a)(3), Question 103.01 (dividend involving a stock/cash election not a sale); Triad Guaranty, Inc. and Collateral Investment Corp. (avail. Aug. 12, 2005) (Staff granted no action relief for liquidating distribution of shares of a subsidiary held by holding company without registration). In addition, the Staff has not raised any objection in the past in connection with the distribution by numerous non-traded REITs of liquidating trust interests without Securities Act registration. See, e.g., Behringer Harvard Short-Term Opportunity Liquidating Trust (Mar. 28, 2013) (citing other examples).

The Company does not believe that the fact that the NorthStar I stockholders are being asked to approve the NorthStar I merger, which contemplates the distribution of the liquidating trust units, and the NorthStar I first charter amendment that will facilitate the distribution causes the distribution to constitute a “sale” of the liquidating trust units. Rule 145 under the Securities Act generally deems a “sale” to occur, and thus requires registration under Section 5 of the Securities Act, in the case of reclassifications, mergers or consolidations and transfers of assets that require the approval of stockholders. The preamble to Rule 145 provides that “Rule 145 is designed to make available the protection provided by registration under the Securities Act of 1933 ... to persons who are offered securities in [such business combinations] ... pursuant to which [offer] such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” (Emphasis added). Under this principle, the Company common stock issued to NorthStar I stockholders in the NorthStar I merger following stockholder approval of the NorthStar I merger is being registered under the Registration Statement.

In contrast, the NorthStar I stockholders are not making a new investment decision with respect to the potential distribution of the liquidating trust units. As discussed above, the formation of the liquidating trust and distribution of its units are simply the re-arrangement of the form of ownership of one specific NorthStar I asset from NorthStar I’s corporate ownership to that of the liquidating trust, and no “value” (within the meaning of Section 2(a)(3)) will be given by NorthStar I stockholders in exchange for liquidating trust units. As noted above, this view is consistent with the Commission’s treatment of prior liquidating trust distributions, which are typically provided for as an element of a plan of liquidation that is approved by shareholders. This is also consistent with the Staff’s treatment of spin-offs of wholly owned subsidiaries where parent shareholders are asked to vote on the asset transfer. Staff Legal Bulletin 4 (“we will no longer require Securities Act registration of a spin-off solely as a result of a shareholder vote on the asset transfer” as “the vote on the asset transfer does not change the overall nature of the transaction”).

7.	Please discuss in greater detail the reasons for CLNS entering into the agreement to contribute the CLNS investment entities including the reasons for selecting the particular assets to be contributed. See Item 4 of Form S-4.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 1 and has added the section entitled “The Combination and Related Transactions—Reasons for the Contribution by CLNS of the CLNS Investment Entities” beginning on page 142 of Amendment No. 1 to discuss in greater detail the reasons for selecting the particular assets to be contributed and the reasons for CLNS entering into the agreement to contribute the CLNS investment entities, respectively.

8.	Please provide audited financial statements of the registrant, Colony NorthStar Credit Real Estate, Inc. Refer to Rule 3-01 of Regulation S-X.

Company’s Response:

In response to the Staff’s comment, the Company has included the audited financial statements of Colony NorthStar Credit Real Estate, Inc. beginning on page F-2 of Amendment No. 1.

Summary

Company Contribution, page 25

9.	We note the illustration on page 27 regarding the structure of the Company immediately after the Combination. Please revise the illustration to include the percentage of ownership that RED REIT and the Company will each hold in the Company OP and that each stockholder group will hold in the Company. Also disclose the ownership of RED REIT.

Company’s Response:

In response to the Staff’s comment, the Company has revised the illustration on page 27 of Amendment No. 1 to (i) include the percentage ownership that RED REIT and the Company will each hold in the Company OP, (ii) include the percentage of ownership that each stockholder group will hold in the Company, and (iii) disclose the ownership of RED REIT.

Post-Closing Ownership, page 28

10.	Please revise your disclosure, here and elsewhere as appropriate, to describe, if applicable, the effect of the initial public offering on the parties’ respective ownership interests in the Company, or advise us why such disclosure would not be material to shareholders.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 28 and 112 of Amendment No. 1 to describe the potential effect of the initial public offering, if any, on the parties’ respective ownership interests in the Company on the basis of certain assumptions disclosed therein.

Risk Factors, page 56

11.	We note that you will be externally advised by CLNC Manager, LLC, which is a wholly owned subsidiary of CLNS OP, and all of your officers are employees of CLNC Manager, LLC or its affiliates. We further note you expect CLNS and its affiliates to receive approximately 37% of the total consideration issued in the combination. Please add risk factor disclosure describing any material risks arising from potential conflicts of interest resulting from this relationship.

Company’s Response:

In response to the Staff’s comment, the Company has added the requested risk factor disclosure beginning on page 72 of Amendment No. 1.

The Combination and Related Transactions, page 106

12.	We note your disclosure on page 124 that NorthStar I expected to consider alternatives for providing liquidity to NorthStar I common stockholders five years from the completion of its primary offering. Please discuss, as applicable, if alternative liquidity events were considered other than business combinations.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 117 of Amendment No. 1 to discuss alternative liquidity events that were considered by NorthStar I other than the Combination.

13.	We note your disclosure on page 116 that including the excluded asset in the Company could negatively affect the Company’s initial public offering, “given a variety of factors including overall size and underlying property type.” Please discuss in greater detail, in this section or elsewhere such as the Liquidation Trust section, the factors involving the excluded asset that would negatively affect the Company’s IPO.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 297 of Amendment No. 1 to discuss in greater detail the factors involving the excluded asset that could negatively affect the Company’s IPO.

Opinion of NorthStar I Special Committee’s Financial Advisor, page 136

14.	We note that Credit Suisse reviewed materials prepared by a third party as to the net asset values of NorthStar I, NorthStar II and the Contributed Entities in preparing its fairness opinion. Please include the information required by Item 1015(b) of Regulation M-A and file such report as an exhibit or advise us why including the disclosure or filing the report is not required. Please see Item 4(b) and Item 21(c) of Form S-4.

Company’s Response:

In response to the Staff’s comment, the Company respectfully submits that the materials prepared by a third party referred to by Credit Suisse on page 136 of the Registration Statement do not constitute a “report, opinion or appraisal” materially relating to the transaction within the meaning of Item 4(b) of Form S-4.

Item 4(b) of Form S-4 provides as follows: “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 1015(b) of Regulation M-A (229.1015(b) of this chapter).” (Emphasis added). Similarly, Item 1015(a) of Regulation M-A provides as follows: “State whether or not the subject company or affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction, including, but not limited to: Any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates.” (Emphasis added). Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A indicate that, for disclosure to be required, there must be a report, opinion or appraisal received from an outside party.

The third-party firm referenced in the Form S-4 was engaged to provide a consistent methodology in the consideration of investments across all of the parties to the Combination and to prepare estimated ranges of values for various assets and liabilities owned by NorthStar I, NorthStar II and the Contributed Entities. The third-party firm relied on information provided by management of the parties to the Combination in connection with preparing the estimated ranges of values. The estimated ranges of values and underlying assumptions used in the third-party firm’s analysis were provided to the parties in the form of a compilation of Excel files that had been printed to PDF for which the parties did not receive the underlying files in Excel format. The third-party firm did not issue a report with respect to the work it performed, nor did the third-party firm issue an opinion or appraisal concerning the values of the assets and certain liabilities of NorthStar I, NorthStar II and the Contributed Entities.

The estimated ranges of values applied by CLNS, NorthStar I and NorthStar II do not relate “to the consideration or the fairness of the consideration to be offered” to unaffiliated stockholders. Instead, these estimated ranges of values served as a baseline for evaluating and establishing the relative contribution values negotiated by CLNS, the NorthStar I special committee and the NorthStar II special committee. The Company does not believe the estimated ranges of values prepared by the third-party firm are material to the decision being made by the NorthStar I and NorthStar II stockholders with respect to the transaction because the estimated ranges of values were prepared by the third-party firm as of March 31, 2017 and the actual values of the assets and liabilities of the respective entities were ultimately determined by CLNS, the NorthStar I special committee and the NorthStar II special committee as of a subsequent date and after various adjustments. The actual values of the assets and liabilities of the respective entities reflected various adjustments as agreed among the parties to arrive at the relative contribution values that were used to allocate the ownership of shares of the Company to each of the CLNS parties, the NorthStar I stockholders and the NorthStar II stockholders. Therefore, disclosure of the estimated ranges of values would be potentially misleading or confusing to stockholders, as NorthStar I and NorthStar II stockholders are not being asked to consider a transaction on the basis of such estimated ranges of values, but rather on the basis of the NorthStar I exchange ratio, the NorthStar

II exchange ratio and the consideration to be paid to the CLNS parties that were derived from the relative contribution values as agreed among CLNS, the NorthStar I special committee and the NorthStar II special committee at the time of signing the combination agreement on August 25, 2017.

Based on the foregoing, the Company does not believe that such materials are required to be provided pursuant to Item 21(c) of Form S-4.

15.	Please discuss the impact of the excluded asset by NorthStar I from the transaction in the analysis provided by Credit Suisse in its fairness opinion or advise us why such disclosure is not necessary.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that the impact of the excluded asset by NorthStar I from the transaction in respect of Credit Suisse’s analyses is addressed on pages 149 and 150 of Amendment No. 1. As disclosed in the three paragraphs immediately preceding the heading “—Selected Public Companies Analyses,” the residual interest in the NorthStar I excluded asset was subtracted from the approximate implied aggregate equity value reference ranges derived for NorthStar I from Credit Suisse’s financial analyses since such asset will be excluded from the NorthStar I merger and therefore would not be taken into account in deriving approximate implied pro forma equity ownership percentages of holders of NorthStar I common stock in the Company, which ownership percentages were utilized in deriving the approximate implied exchange ratio reference ranges reflected in such financial analyses.

Selected Precedent Transaction Analysis, page 143

16.	We note your disclosure that the “overall low to high latest reported quarter book value multiples observed for the selected transactions, to the extent meaningful, were 0.79x to 1.10x.” Please revise to clarify what you mean by “to the extent meaningful.” Additionally, we note that Credit Suisse applied “a selected range of latest reported quarter book value multiples of 0.85x to 1.00x derived from selected transactions” to calculate an approximate implied aggregate equity value reference range for both NorthStar I and NorthStar II. Please revise to explain why a narrower range of latest reported quarter book value multiples was used in the calculation compared to the full set of low to high latest reported quarter book value multiples observed for the selected transactions.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 152 of Amendment No. 1.

Dividend Discount Analyses, page 144

17.	Please revise to explain the basis for the assumptions underlying the implied exchange ratio reference range, including the use of a selected range of book value multiples of 0.9x to 1.0x to calculate NorthStar I’s and the Company’s respective estimated book value as of December 31, 2023 and the use of a selected range of discount rates of 6.5% to 8.0% to calculate the present values of the distributable cash flows and terminal values.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 153 of Amendment No. 1.

18.	We note your disclosure stating “This analysis indicated approximate implied aggregate equity value reference ranges for NorthStar I and the Company (before giving effect, in the case of the Company, to a 7.2% aggregate equity ownership percentage assumed to be issued in connection with an initial public offering of the Company) of $1,055 million to $1,208 million and $3,209 million to $3,647 million, respectively.” Please revise to explain what you mean by “before giving effect, in the case of the Company, to a 7.2% aggregate equity ownership percentage assumed to be issued in connection with an initial public offering of the Company.”

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 153 of Amendment No. 1.

Certain Additional Information, page 144

19.	Please revise to explain the basis for the assumptions underlying the “Has/Gets” dividend discount analysis, including the use of a selected range of book value multiples of 0.90x to 1.15x and the use of a selected discount rate range of 6.5% to 8.0%.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 154 of Amendment No. 1.

Certain Unaudited Prospective Financial Information of NorthStar I, page 145

20.	We note your disclosure that you do not intend to update the Standalone Projections. Please revise your disclosure to clarify that you will update the projections to the extent required by law. Please make similar revisions to your disclosure relating to standalone projections of NorthStar II and the Contributed Entities.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 156, 171 and 173 of Amendment No. 1 to clarify that the projections will be updated to the extent required by law.

Opinion of the NorthStar II Special Committee’s Financial Advisor, page 147

21.	We note that Moelis reviewed certain internal information relating to the Company on a pro-forma basis giving effect to the Combination, and certain internal information relating to the expected cost savings expected to result from the Combination, each furnished to Moelis by CLNS, in preparing its fairness opinion. Please tell us what consideration you have given to disclosing the projections and forecasts prepared by the Company or CLNS with respect to the Company on a pro forma basis giving effect to the Combination.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it considered whether to include disclosure of the projections and forecasts prepared by the Company or CLNS with respect to the Company on a pro forma basis giving effect to the Combination, but determined not to include such disclosure in the Registration Statement for several reasons, including (i) the projections and forecasts were already several months outdated at the time of the Company’s submission of the Registration Statement to the SEC, and forecasted information by its nature becomes subject to greater uncertainty as more time passes, (ii) projections and forecasts are by their nature speculative and involve known and unknown risks, uncertainties, unpredictability, assumptions and contingencies, many of which are beyond the control of CLNS and the Company, (iii) CLNS made a number of assumptions in developing such projections and forecasts, which assumptions are subjective, inherently uncertain, subject to change, may turn out to be factually incorrect and do not reflect revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such projections and forecasts were prepared, and (iv) as a result of the foregoing, the Company’s future financial results may vary materially from such projections and forecasts and the Company did not want potential investors to place undue reliance thereon. In addition, the Company respectfully notes to the Staff that the Registration Statement already includes substantial disclosure regarding projections and forecasts for each of NorthStar I, NorthStar II and the Contributed Entities beginning on pages 155, 170 and 172, respectively, of Amendment No. 1.

Selected Public Companies Analysis, page 152

22.	Please revise to explain more clearly the basis for the P/NAV, P/BV, and P/MFFO multiples used in this section and in the analysis under the heading “Selected Transactions Analysis” starting on page 154.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 162 and 163 of Amendment No. 1.

Description of the Company — Financing Strategy, page 193

23.	We note that your pro forma balance sheet as of June 30, 2017 reflects debt of approximately $5 billion. Please revise your disclosure to discuss in more detail the debt you will hold following the combination, or advise us why such disclosure is not material to shareholders.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 203 and 204 of Amendment No. 1 to discuss in more detail the debt that the Company will hold following the combination.

Investment Company Act Matters, page 198

24.	Please describe in more detail how your intended combined business will be exempt from the Investment Company Act of 1940.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to conduct its operations so that neither it nor any of its subsidiaries is required to register as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). The Company also has expanded its disclosure beginning on page 208 of Amendment No. 1 relating to Investment Company Act matters. All references in this response to sections and rules are to sections of and rules under the Investment Company Act unless otherwise noted.

The Company does not intend to engage primarily, or to hold itself out as being engaged primarily, in the business of investing, reinvesting or trading in securities, as described in Section 3(a)(1)(A). In addition, the Company intends to conduct its operations so that it does not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis will consist of “investment securities” (the “40% test”). Excluded from the term “investment securities” (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company that is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company will treat entities in which it owns at least 50% or more of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test.

As described in Amendment No. 1, the Company will be organized as a holding company and will conduct substantially all of its business through Credit RE Operating Company, LLC, which will be the Company’s operating company, and its majority-owned subsidiaries. Many of the Company’s subsidiaries will be excluded from the definition of “investment company” pursuant to Section 3(c)(5)(C), as discussed below. The Company’s investment in securities of its subsidiaries that qualify for this exclusion or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof) will not constitute “investment securities.” As a result, the Company will be excluded from the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act. The Company’s Manager will monitor the assets of the Company prior to closing on any investment and on a periodic basis at each level of the Company’s organizational structure to ensure continuing compliance with the 40% test.

Investment Company Act Status of the Company’s Subsidiaries

3(c)(5)(C) Subsidiaries

As referenced above, many of the Company’s subsidiaries (its “3(c)(5)(C) Subsidiaries”) will be excluded from registration under the Investment Company Act pursuant to Section 3(c)(5)(C), which excludes from the definition of “investment company” any company that is not engaged in the business of issuing “redeemable securities” and which is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” None of the Company’s subsidiaries have issued redeemable securities.

The Company’s 3(c)(5)(C) Subsidiaries primarily originate or selectively acquire, and intend to continue to originate or selectively acquire, whole senior mortgage loans secured by real property, mezzanine loans, preferred equity investments and commercial real estate (“CRE”) debt securities, such as commercial mortgage-backed securities (“CMBS”) or collateralized loan obligations (“CLOs”). In addition, the 3(c)(5)(C) Subsidiaries have invested, and may continue to invest, in equity interests in companies engaged in real estate related businesses and directly in fee interests in net leased and other real estate.

The Staff has provided guidance through the no-action letter process on the meaning of “engaged primarily” in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate for purposes of Section 3(c)(5)(C). In various letters, the Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s total assets consists of real estate interests (“Qualifying Assets”), (b) at least 80% of the value of the issuer’s total assets consists of either Qualifying Assets or other real estate-related assets (“Real Estate-Related Assets”), and (c) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Assets and Real Estate-Related Assets.

The Company will classify its assets for purposes of applying the 3(c)(5)(C) exclusion to its subsidiaries based upon no-action positions taken by the Staff and interpretive guidance provided by the Commission and the Staff. Based on that guidance, “Qualifying Assets” include whole mortgage loans that are fully secured by real property and certain mezzanine loans that satisfy various conditions as set forth in Staff no-action letters and other guidance, other assets that the Staff in various no-action letters has determined are the functional equivalent of mortgage loans for the purposes of the Investment Company Act, and fee interests in real estate. Unless a relevant no-action letter or other SEC guidance applies, the Company expects to treat its CRE debt securities, including CMBS and CLOs, preferred equity interests, private equity interests and miscellaneous debt instruments, each as more fully described in Amendment No. 1 under “Business—Our Target Assets”, as Real Estate-Related Assets. The SEC has not published no-action or other formal guidance with respect to the treatment of CMBS for purposes of the Section 3(c)(5)(C) exemption. Based on the Company’s analysis of published guidance with respect to other types of assets, the Company considers the controlling class of CMBS and classes contiguous to a controlling class to be Qualifying Assets under certain conditions.

To ensure that its 3(c)(5)(C) Subsidiaries will be eligible for the Section 3(c)(5)(C) exclusion, the Company intends that its 3(c)(5)(C) Subsidiaries will primarily own investments of the types listed above consistent with the limits the Staff has established in no-action letters and other guidance.

Other Company Subsidiaries

Certain of the Company’s subsidiaries may rely on the exemption provided by Section 3(c)(6) to the extent that they hold mortgage assets through majority owned subsidiaries that rely on Section 3(c)(5)(C). The Staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the Staff could require the Company to adjust its strategy accordingly. In addition, the Company believes that certain of its subsidiaries that may not qualify for the exclusion under Section 3(c)(5)(C) will not be considered an investment company under Section 3(a)(1)(A), because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities, or under Section 3(a)(1)(C), because less than 40% of their total assets (excluding cash and U.S. Government securities) on an unconsolidated basis will consist of “investment securities.”

Executive Compensation —The Company, page 198

25.	We note that you intend to reimburse your Manager or its affiliates for certain personnel costs, including the allocable share of the compensation the Manager pays to the Company’s Chief Financial Officer. In future filings that require Item 402 or Item 404 of Regulation’s S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the base management fee, incentive fee, and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it plans to disclose the following in future filings:

•	In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, as applicable, the Company plans to specify the amounts, if any, of reimbursements paid by the Company to the Manager for salaries or benefits the Manager pays any named executive officer of the Company.

•	In future filings that require Item 404 of Regulation S-K disclosure, the Company plans to disclose the amount of fees paid by the Company to the Manager, with amounts broken out separately for: (i) the base management fee, (ii) the incentive fee and (iii) reimbursement of Manager expenses.

Description of the Company Capital Stock —Transfer Restrictions, page 302

26.	We note that your charter restricts any person from acquiring or holding shares of your common stock in excess of 9.8% in value or number of the aggregate outstanding. We further note that you expect to grant CLNS OP an ownership limit waiver permitting CLNS OP to, directly or indirectly, own 39% of your common stock. As a result, it appears that it is possible for five or fewer individuals to own more than 50% of your outstanding common stock. Please advise us how you plan to ensure compliance with the REIT qualification standards described in the second sentence of the first paragraph under the heading “Transfer Restrictions.”

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the 5/50 test under the Internal Revenue Code of 1986, as amended (the “Code”), § 856(a)(6) only applies to individuals (and a very few entities that are treated as individuals for this purpose under the Code). If an entity is not treated as an “individual” under the Code for this purpose, then the test is applied by looking through that entity, and any entity that owns an interest in that entity, until the level is reached of any “individual” who by attribution owns an indirect interest in the REIT.

For these purposes, neither CLNS OP nor CLNS is treated as an “individual” and thus the Company looks through both entities to determine whether there is any indirect ownership by individuals who are partners in CLNS OP or shareholders in CLNS who are attributed ownership of stock in the Company by reason of their ownership of an interest in either CLNS OP or CLNS. Based on information provided by CLNS, the Company does not believe that there is any individual who would be treated as owning a meaningful percentage of Company stock by reason of ownership of an interest in either CLNS OP or CLNS.

CLNS is a widely-held NYSE-traded REIT, and therefore is subject to the same limitation. CLNS’s charter contains the same type of limitation to protect its qualification as a REIT as the restriction in the Company charter.

The Company will monitor the ownership of its stock, including monitoring ownership as part of and in connection with its compliance with the recordkeeping requirements of § 857(f)(1) of the Code.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Basis of Presentation, page F-8

27.	We note from your disclosure that Colony NorthStar Credit Real Estate, Inc. is determined to be the accounting acquirer based on guidance in ASC 805, Business Combinations. Please explain to us in greater detail how you identified the company as the accounting acquirer, specifically addressing how you considered each of the criteria outlined within ASC 805-10-55-10 to 15.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company determined itself to be the accounting acquirer based on the analysis discussed below.

In a transaction involving the exchange of equity interests, ASC 805, Business Combinations, provides that the entity issuing the equity interests is usually the acquirer; however, all pertinent facts and circumstances must be considered in identifying the acquirer for accounting purposes.

While the Company did not have material assets or substantial operations prior to the contribution of assets and liabilities from CLNS, it succeeded to substantially all of the operations of the CLNS Investment Entities and accordingly, the CLNS Investment Entities represent the accounting predecessor to the Company. All actions taken by CLNS prior to the Combination are attributed to the Company as both the Company and the CLNS Investment Entities are controlled by CLNS prior to the Combination.

After considering the provisions of ASC 805-10-55-10 to 15, the Company and its accounting predecessor, the CLNS Investment Entities, were identified as the accounting acquirer in the Combination as: (i) CLNS initiated the Combination transaction; (ii) the Company will issue its equity to consummate the Combination; (iii) subsidiaries and affiliates of CLNS will have the largest portion of voting interest in the Company based on initial ownership interests immediately following the Combination; (iv) CLNS executives will serve as management of the Company through a management agreement to be executed between the Company and a subsidiary of CLNS; and (v) in terms of relative size, CLNS, through the CLNS Investment Entities, will constitute the largest portion of net assets and net income of the combining entities.

In reaching this conclusion, the criteria set forth in ASC 805-10-55-10 to 15 were considered as follows:

ASC 805-10-55-10: Consider Subtopic 810-10 once a business combination has occurred and if applying that guidance does not clearly indicate which of the combining entities is the acquirer, proceed to give consideration to ASC 805-10-55-11 to 15.

Consideration of the existence of a controlling financial interest under Subtopic 810-10, Consolidation – Overall, did not clearly indicate which combining entity was the accounting acquirer.

Upon completion of the Combination, CLNS and its affiliates, NorthStar I stockholders and NorthStar II stockholders will receive approximately 37%, 32% and 31%, respectively, of the total consideration issued by the Company in the combination on a fully diluted basis, subject to certain adjustments as set forth in the combination agreement. While CLNS and its affiliates will hold more than an insignificant equity interest in the Company and will be appointed the investment manager of the Company, CLNS will not be deemed to hold a controlling financial interest in the Company upon completion of the Combination. Control of the Company will reside with the Company board of directors, which will consist of a majority of independent directors (four of seven). The Company board of directors is expected to have substantive participation in decision-making over the activities that will most significantly impact the economics of the Company. This will include the Company board of directors’ approval of investments in which the total net commitment by the Company OP would be greater than 5% of the Company OP’s net equity as well as participation in review and completion of the annual budget. Upon completion of the Combination, the right to appoint or remove members of the Company board of directors will reside with the Company’s stockholders and none of the entities who are parties to the Combination will have a majority of voting interest to appoint or remove members of the Company board of directors.

Therefore, further consideration was given to the criteria in ASC 805-10-55-11 to 15.

ASC 805-10-55-11: If a business combination is completed primarily through the transferring of cash or other assets or by incurring liabilities, the acquirer is usually the entity that transfers the cash or other assets or incurs the liabilities.

The Combination will be consummated through solely the issuance of equity (and cash in lieu of fractional shares) by the Company, and therefore this criterion is not determinative.

ASC 805-10-55-12: If a business combination is completed primarily through exchanging equity interests, the acquirer is usually the entity that issues its equity interests.

This criterion favors the Company. As noted above, the Combination will be an all-stock merger transaction (with the exception of cash in lieu of fractional shares) and the Company will issue its equity to consummate the Combination.

ASC 805-10-55-12a: The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights.

This criterion favors the Company through the actions of CLNS. CLNS will receive the largest portion of voting rights based on its 37% ownership interest relative to former NorthStar I stockholders’ aggregate 32% ownership interest and former NorthStar II stockholders’ aggregate 31% ownership interest, on a fully diluted basis, immediately upon completion of the Combination (pre-initial public offering/listing).

ASC 805-10-55-12b: The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

This criterion favors the Company through the actions of CLNS. While neither CLNS and its affiliates, nor the former stockholders of NorthStar I or the former stockholders of NorthStar II will have a majority voting interest upon completion of the Combination (pre-initial public offering/listing), CLNS will have the largest minority voting interest at 37% (on a fully diluted basis), and such voting interest is concentrated among subsidiaries and affiliates of CLNS. In contrast, the minority voting interests of the former stockholders of NorthStar I and the former stockholders of NorthStar II based on their 32% and 31% ownership interest in the Company on a fully diluted basis, respectively, will be distributed widely across such former stockholders.

ASC 805-10-55-12c: The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

This criterion is not determinative. CLNS, as sole stockholder of the Company prior to the Combination, has the right to appoint the director(s) of the Company. Following the Combination, the right to elect the Company’s seven directors, four of whom will be independent, will rest with the stockholders of the Company in accordance with the terms of the Company charter and the Company bylaws. Based on ownership and voting interests upon completion of the Combination, neither CLNS and its affiliates, nor the former stockholders of NorthStar I or the former stockholders of NorthStar II will have the ability to elect or appoint or remove a majority of the members of the Company board of directors.

ASC 805-10-55-12d: The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

This criterion favors the Company through the actions of CLNS. CLNS executives will serve as management of the Company through a management agreement to be executed between the Company and a subsidiary of CLNS. It is expected that Kevin Traenkle, Chief Investment Officer of CLNS, and Sujan Patel, Co-Head of U.S. Investment Management of CLNS, will be Chief Executive Officer and Chief Financial Officer, respectively, of the Company. The management agreement between the Company and a subsidiary of CLNS will contain terms similar to market terms for publicly traded commercial mortgage REITs.

NorthStar I and NorthStar II are governed by their respective boards of directors and are both externally managed by CLNS, with no employees of their own.

ASC 805-10-55-12e: The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests.

The Combination is structured as an at-market transaction and stipulates no premium ascribed to any party, and therefore this criterion is not determinative.

ASC 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

This criterion favors the Company through the actions of CLNS. CLNS will contribute the largest portion of net assets and net income to the Company compared to NorthStar I and NorthStar II. The ownership interests of CLNS and its affiliates, the former stockholders of NorthStar I and the former stockholders of NorthStar II of 37%, 32% and 31%, respectively, immediately upon completion of the Combination (pre-initial public offering/listing), reflect the fair value of net assets to be contributed by each combining entity. Further, for the six months ended June 30, 2017, historical net income derived from CLNS’ share of net assets contributed by the CLNS Investment Entities represents 59% of the historical net income of the combining entities in aggregate compared to historical net income of 17% and 24% from the net assets contributed by NorthStar I and NorthStar II, respectively.

ASC 805-10-55-14: The acquirer usually is the initiating entity of the combination.

This criterion favors the Company through the actions of CLNS. The Combination was initiated by CLNS. Specifically, CLNS management initiated and led all related planning, negotiations, and structuring related to the Combination. Further, CLNS provided the seed contribution to form the Company.

ASC 805-10-55-15: A new entity formed to effect a business combination is not necessarily the acquirer.

While the Company was formed for the purpose of effecting the Combination, all pre-Combination activities taken by CLNS are attributed to the Company since CLNS controls both the Company and the CLNS Investment Entities prior to the Combination, as discussed above.

Based on application of ASC 805-10-55-10 to 15 and consideration of the criteria as a whole, the Company determined itself to be the accounting acquirer. In reaching this conclusion, significant weight was placed on the following factors: (i) initiation of the Combination transaction by CLNS; (ii) CLNS having the largest portion of voting interest in the Company; (iii) CLNS serving as the external manager to the Company post-Combination; and (iv) the more substantial contribution of net assets and net income by CLNS, through the CLNS Investment Entities.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page F-12

Fair value adjustments

28.	We note your disclosures regarding the estimated fair values of NorthStar I and NorthStar II. Please provide additional information regarding the estimation process including assumptions used. Specifically, please disclose the following:

a.	Please disclosure the type and amount of assets valued based upon a discounted cash flow analysis and the significant assumptions used in this analysis (e.g. discount rates);

b.	Please disclosure the type and amount of assets valued based upon direct capitalization analysis and the significant assumptions used in this analysis (e.g. capitalization rates);

c.	Please disclose the average current yield, estimated yield used for newly originated loans, or the market yield used to value loans receivable;

d.	Please disclose additional information regarding how management estimated the value of their investments in unconsolidated ventures, including significant assumptions;

e.	Please disclose the type and magnitude of the securities valued based upon broker quotes, third-party pricing services and discounted cash flows, separately. For securities valued by third party pricing services or discounted cash flow, please disclose the significant assumptions used (e.g. discount rates);

f.	Please disclose the average interest rate currently available for similar instruments used to discount the expected future cash outlays; and

g.	Please provide additional information on how the fair value of the non-controlling interests in investment entities is estimated by management.

Company’s Response:

In response to the Staff’s comment, the Company has included additional disclosure beginning on page F-15 of Amendment No. 1 regarding the estimation process including assumptions used.

29.	We note from you disclosure in adjustment (b) that a pro forma adjustment is being made to reflect the consolidation of assets and liabilities of two NorthStar securitization trusts. Please revise your disclosure to clarify the accounting basis used to reflect the asset and liability amounts of the securitizations. Additionally, please revise your disclosure to describe the structure of each securitization.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-17 and F-18 of Amendment No. 1 to (i) to clarify the accounting basis used to reflect the asset and liability amounts of the securitizations and (ii) describe the structure of each securitization.

Note 5. Adjustments to Unaudited Pro Forma Pre-IPO Condensed Combined Statements of Operations, page F-15

30.	Please provide additional information regarding your fair value adjustments, including significant assumptions used. Specifically, please disclose the calculation of the new amortization of premium or discount related to the debt assumed and the exact fair value adjustments attributable to non-controlling interest in investment entities and how these adjustments were calculated.

Company’s Response:

In response to the Staff’s comment regarding the exact fair value adjustments attributable to non-controlling interests in investment entities and how these adjustments were calculated, the Company has included additional disclosure on pages F-17 and F-21 of Amendment No. 1.

In response to the Staff’s comment regarding the calculation of the new amortization of premium or discount related to the debt assumed, the Company respectfully advises the Staff that the principal amount of the debt assumed approximates fair value, therefore, there is no amortization of premium or discount related to the debt assumed. Further in response to the Staff’s comment, the Company revised its disclosure on page F-20 of Amendment No. 1 to remove the disclosure relating to amortization of premium or discount related to debt assumed, and added disclosure beginning on page F-16 of Amendment No. 1 in relation to secured debt.

Annex F-1

NorthStar Real Estate Income Trust, Inc.

Note 5. Investments in Unconsolidated Ventures, page F-1-33

31.	Please tell us whether any of your unconsolidated ventures are significant in accordance with Rule 3-09 of Regulation S-X and the basis for your conclusions. To the extent any of your unconsolidated ventures are significant, please explain why audited financial statements have not been provided in accordance with Rule 3-09 of Regulation S-X.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that none of the Company’s unconsolidated ventures qualify as individually significant in accordance with Rule 3-09 of Regulation S-X. For all unconsolidated ventures, neither the investment test calculation nor income test calculation exceeds the 20% threshold.

Annex H-1

CLNS Investment Entities

Combined Statements of Operations, page H-1-4

32.	Please tell us what consideration you gave to presenting your Consolidated Statements of Operations in accordance with Article 9 of Regulation S-X. Please refer to SAB Topic 11K.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it considered the applicability of Article 9 of Regulation S-X and SAB Topic 11K, specifically as it relates to the presentation of statements of operations, and determined that a net interest income presentation would not be helpful for a potential investor’s understanding of the operations of the business, as there is not a direct or predictable relationship between the Company’s interest income and interest expense. The CLNS Investment Entities are not, nor is the Company intended to be, a leveraged lending platform similar to a traditional mortgage REIT.

The CLNS Investment Entities represent a subset of their parent entity, CLNS, i.e., a carve-out from CLNS of entities being contributed to the Company. A majority of the CLNS Investment Entities were capitalized with CLNS balance sheet capital rather than any permanent investment-level debt. As of June 30, 2017, there was only $446 million of investment-specific debt on a $1.6 billion loan portfolio, representing permanent financing on only a small portion of loans. The Company believes associating interest expense incurred on this subset of loans with interest income on the entire loan portfolio would distort the overall spread earned on the portfolio and would not serve to enhance a potential investor’s understanding of the business.

The Company has taken into consideration certain other suggestions in SAB Topic 11K and provided discrete information about the various characteristics of the loan portfolio, such as interest rates, maturity and risk elements (nonaccrual and past due loans, PCI loans, troubled debt restructurings) in Note 3 to the financial statements, which the Company believes to be relevant and material to an understanding of the loan portfolio. The Company also has provided detailed information about the CLNS Investment

Entities’ financing arrangements in Note 7, which the Company believes to be relevant to an understanding of the discrete components when coupled with the information provided on the loan portfolio. However, the Company does not believe that a net interest income presentation on the whole is meaningful or relevant to understand the operations of the CLNS Investment Entities, given that there is not a one-for-one relationship between the loan assets and debt.

Additionally, the carve-out financial statements were prepared solely for inclusion in the registration statement and proxy statement for the proposed transaction and do not necessarily represent the financial statement presentation on a pro forma basis. While the Company believes that the standard financial statement presentation pursuant to Rule 5-03 of the CLNS Investment Entities is appropriate for the reasons discussed above, upon successful execution of the Combination, the Company will continue to evaluate the relevance of Article 9 of Regulation S-X for the combined entity, taking into account the core operations of the newly combined entity.

33.	Please include statements of income and cash flows for the corresponding interim period of the prior fiscal year or explain to us why the financial statements are not required.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it will provide comparative interim period statements of income and cash flows for the prior fiscal year when the Company files Amendment No. 2 to the Registration Statement, which Amendment No. 2 will be updated to include financial information as of and for the nine months ended September 30, 2017.

The Company respectfully believes that the proposed modifications to Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 212-230-3306.

Sincerely,

By:	/s/ Ronald M. Sanders, Esq.
Ronald M. Sanders, Esq.

cc:	David W. Bonser, Hogan Lovells US LLP

Stacey P. McEvoy, Hogan Lovells US LLP